Exhibit 99.1

“Bezeq” The Israel Telecommunication Corp Limited

(“The Company”)

August 5, 2019

Attn.	Attn.
Israel Securities Authority	The Tel-Aviv Stock Exchange Ltd

Dear Sir or Madam,

Re: Immediate Supplementary Report - Recommendation for setting standard tariff for fiber based Internet services (FTTP)

Further to the Company's Immediate Report dated July 25, 2019 and the reports and descriptions mentioned in it, an Immediate Report is provided that on August 4, 2019 the Company received the hearing documents from the Ministry of Communications concerning a recommendation for setting a standard tariff for fiber based Internet services (FTTP); to the document was attached the recommendations of the Executive Vice President & Business Manager of the Ministry of Communications. The documents were published on the Ministry of Communications website at -

https://www.gov.il/he/departments/publications/Call_for_bids/04082019

According to the hearing documents, this represents a further layer of the regulations that will apply to the provision of fiber based Internet services, whereby the Ministry is considering not to allow flexibility in tariffs for infrastructure owners (Bezeq and Hot Telecom)1, and at the same time to determine that the provision of FTTP services by service providers (who do not have a deployment obligation) cannot discriminate against subscribers based on the type of infrastructure they are using, including if the infrastructure is of the service provider itself or that of another infrastructure owner or other party; namely on the basis of differences in costs between use of the communications network of the service provider itself and use of the network of another. Discrimination will be prohibited, whether in giving different tariffs or in kind.

The date set for submitting comments to the hearing is by August 21, 2019. The Company is studying the hearing documents and will communicate its response in due course.

Yours sincerely,

“Bezeq” The Israel Telecommunication Corp Limited

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

1 It should be noted that the flexibility of tariffs that the Ministry is considering not allowing for infrastructure owners is not possible under current regulations.